Nationstar Mortgage LLC
Nationstar Capital Corporation
350 Highland Drive, Lewisville, Texas 75067
August 10, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Seaman, Esq.

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Registration Statement on Form S-4 (File No. 333-171370)
Dear Mr. Seaman:
     With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 2:00 p.m. (Eastern Time) on August 12, 2011 or as soon as practicable thereafter.
     In connection with this request for the acceleration of the effective date of the Registration Statement, Nationstar Mortgage LLC (the “Issuer”) and Nationstar Capital Corporation (the “Co-issuer”, together with the Issuer, the “Issuers”), and the guarantors set forth therein (the “Guarantors”, together with the Issuers, the “Registrants”) acknowledge that:
(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	none of the Registrants may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Seaman, Esq.
Securities and Exchange Commission
p.2
               Please contact Duane McLaughlin of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2106, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
NATIONSTAR MORTGAGE LLC
NATIONSTAR CAPITAL CORPORATION
CENTEX LAND VISTA RIDGE LEWISVILLE III GENERAL
              PARTNER, LLC
HARWOOD SERVICE COMPANY LLC
HARWOOD INSURANCE SERVICES, LLC
HARWOOD INSURANCE COMPANY OF GEORGIA, LLC
HARWOOD SERVICE COMPANY OF NEW JERSEY, LLC
HOMESELECT SETTLEMENT SOLUTIONS, LLC
NATIONSTAR EQUITY CORPORATION
NATIONSTAR INDUSTRIAL LOAN COMPANY
NATIONSTAR INDUSTRIAL LOAN CORPORATION
NATIONSTAR 2009 EQUITY CORPORATION
NSM RECOVERY SERVICES INC.
NSM FORECLOSURE SERVICES INC.

By:	/s/ Jay Bray
Jay Bray
Executive Vice President and Chief Financial Officer

CENTEX LAND VISTA RIDGE LEWISVILLE III, L.P.
BY: CENTEX LAND VISTA RIDGE LEWISVILLE III GENERAL PARTNER, LLC, its general partner

By:	/s/ Jay Bray
Jay Bray
Executive Vice President and Chief Financial Officer

cc:	Ernst &Young Duane McLaughlin Cleary Gottlieb Steen & Hamilton LLP